Mail Stop 3561

June 10, 2008

Mr. Matthew Kane
Vice President, General Counsel
Cott Corporation
5519 West Idlewild Ave
Tampa, FL 33634

> **Re:** **Cott Corporation**
> **Form 10-K**
> **Filed February 28, 2007**
> **File No. 001-31410**

Dear Mr. Kane,

We issued a comment to you on the above captioned filings on February 7, 2008. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by June 20, 2008 to provide a substantive response to the comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by June 20, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: H. John Michel, Jr.
Fax: (215) 988-2757